EXHIBIT 99.1

Addex Provides Update on Dipraglurant Blepharospasm Phase 2 Feasibility Clinical Study

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, May 27, 2022 - Addex Therapeutics Ltd (SIX: ADXN, Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, announced today that the outcome of a small Phase 2a feasibility study of dipraglurant in patients with blepharospasm was inconclusive and did not meet all of its objectives. Dipraglurant is a metabotropic glutamate receptor subtype 5 negative allosteric modulator, or mGlu5 NAM.

“While not showing conclusive effects of dipraglurant in this first study of an mGlu5NAM in blepharospasm patients, it has provided us with a number of important insights related to the patient population. These include clinical rating scales and novel objective measuring devices that will help to inform us for future development”, said Dr Roger Mills MD, Chief Medical Officer of Addex.

A total of 15 patients were enrolled into this double-blind, placebo controlled Phase 2a feasibility study. The primary objective of the study was to evaluate the safety and tolerability of dipraglurant in patients administered with 50mg and 100mg doses. The effects on the severity and frequency of blepharospasm signs and symptoms using objective measures, clinical ratings and patient reported outcomes were also evaluated as secondary endpoints. There were no safety concerns.

Blepharospasm is a form of dystonia characterized by involuntary contractions or spasms of the eyelid muscles which can result in sustained eyelid closure causing substantial visual disturbance or functional blindness. It currently affects around 50,000 people in the US, with approximately 2,000 new cases diagnosed each year and qualifies for orphan drug designation. The cause of blepharospasm is thought to involve overstimulation of the blink reflex resulting from excessive glutamate stimulation. Botulinum toxin injections are the only approved drug treatment.

“Addex remains committed to our allosteric modulator approach to drug discovery and development with two clinical trials currently ongoing. Our pivotal Phase 2B/3 study with dipraglurant for the treatment of Parkinson’s disease levodopa induced dyskinesia, or PD-LID, remains on track to report data in the first half of 2023. A Phase 2 study of ADX71149 in epilepsy being conducted by our partner Janssen is expected to report data in Q4 2022,” said Tim Dyer, CEO of Addex. “In addition to these clinical-stage projects, Addex has multiple preclinical programs advancing rapidly through clinical candidate selection phase toward IND enabling studies which are expected to start within the next 12 months.”

About Dipraglurant:
Dipraglurant is a metabotropic glutamate receptor subtype 5 negative allosteric modulator, or mGlu5 NAM. It’s lead indication is levodopa induced dyskinesia associated with Parkinson’s disease, or PD-LID. Addex has been conducting a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in PD-LID patients since June 2021. The clinical trial is expected to enroll approximately 140 patients at 50 sites in the US, with topline results schedule for the first half of 2023. Dipraglurant holds orphan drug designation from the Food and Drug Administration in PD-LID.

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is in a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID). Addex's second clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates with a focus in substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, M4 PAM for psychotic disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com	James Carbonara Hayden IR (646)-755-7412 james@haydenir.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the progress of clinical trials and preclinical studies. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 10, 2022, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.